UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-35798

(Check one):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:	September 30, 2017

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Humanigen, Inc.
Full Name of Registrant

KaloBios Pharmaceuticals, Inc.
Former Name if Applicable

1000 Marina Blvd., Suite 250
Address of Principal Executive Office (Street and Number)

Brisbane, CA 94005
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed.)

Humanigen, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2017 by the prescribed date without unreasonable effort or expense. As previously disclosed, on October 31, 2017, the Company obtained a short-term extension of the maturity of the Company’s obligations under the Credit and Security Agreement dated December 21, 2016, as amended on March 21, 2017 and on July 8, 2017, with Black Horse Capital Master Fund Ltd., Black Horse Capital LP, Cheval Holdings, Ltd. and Nomis Bay LTD (collectively, the “Lenders”) until November 10, 2017. The extension expired on November 10, 2017 in accordance with its terms, and has not been further extended. The Company does not have access to sufficient funds to repay the outstanding obligations under the term loans, and the Company has been discussing and continues to discuss with its Lenders alternative transactions that might result in the satisfaction, extension or modification of the Company’s obligations under the term loans. Additional time is required to complete the discussions with the Lenders and determine the impact of the outcome of those discussions on the Company’s financial condition, liquidity and capital resources.  The Company believes that the Quarterly Report on Form 10-Q will be filed within the five day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dr. Cameron Durrant	(650)	243-3100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes ☒       No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐       No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

HUMANIGEN, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2017	By:	/s/ Cameron Durrant
Cameron Durrant
Chief Executive Officer